

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2010

J. Frank Harrison, III, Chairman and Chief Executive Officer
Coca-Cola Bottling Co. Consolidated /DE/
4100 Coca-Cola Plaza
Charlotte, North Carolina 28211

> **Re:** **Coca-Cola Bottling Co. Consolidated /DE/**
> **Form 10-K**
> **File No. 000-09286**

Dear Mr. Harrison:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Reynolds
Assistant Director

FAX: (704) 557-4449